AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION SEPTEMBER 25, 1997



                                                    REGISTRATION NO. 333-33437


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               AMENDMENT NO. 1


                                      TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                        ________________________________

                            INTRANET SOLUTIONS, INC.
               (Exact name of registrant as specified in charter)

            MINNESOTA                            7373                            41-1652566

 (State or other jurisdiction         (Primary Standard Industrial           (I.R.S. employer
of incorporation or organization)     Classification Code Number)          identification number)

                        9625 WEST 76TH STREET, SUITE 150
                          MINNEAPOLIS, MINNESOTA 55344
                                 (612) 903-2000
(Address, including zip code, and telephone number, including area code, of registrants' principal executive offices)

                                   COPY TO:

                                                  WILLIAM M. MOWER, ESQ.
      MR. ROBERT F. OLSON                         PHILIP J. TILTON, ESQ.
   INTRANET SOLUTIONS, INC.                  MASLON EDELMAN BORMAN & BRAND, LLP
9625 WEST 76TH STREET, SUITE 150                     3300 NORWEST CENTER
 MINNEAPOLIS, MINNESOTA  55344                MINNEAPOLIS, MINNESOTA 55402-4140
       (612) 903-2000                                   (612) 672-8200



APPROXIMATE DATE OF THE COMMENCEMENT OF PROPOSED DISTRIBUTION: From time to time after the effective date of this Registration Statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE


TITLE OF EACH CLASS OF      PROPOSED MAXIMUM
      SECURITIES           AGGREGATE OFFERING     AMOUNT OF
   TO BE REGISTERED              PRICE(1)       REGISTRATION FEE
Common Stock, par
value $.01 per share       $14,062,500          $4,261.36

(1) Calculated pursuant to Rule 457(o) under the Securities Act of 1933.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

Information contained herein is subject to completion or amendment. A registration statement relating to these shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.


                  SUBJECT TO COMPLETION, DATED SEPTEMBER 26, 1997


PROSPECTUS

                            INTRANET SOLUTIONS, INC.

                        2,204,033 SHARES OF COMMON STOCK

                   _________________________________________


The 2,204,033 shares of Common Stock of IntraNet Solutions, Inc. (the "Company") offered hereby on a resale basis by the Selling Shareholders include
(i) 1,077,441 shares issuable upon conversion of 800,000 shares of Series A Convertible Preferred Stock (the "Preferred Stock"), assuming conversion at the maximum conversion price of $3.7125 per share, (ii) 800,000 shares issuable upon exercise (at a price of $5.18 per share) of certain warrants issued to purchasers of the Series A Convertible Preferred Stock, (iii) 170,000 shares issuable upon exercise (at a price of $4.00 per share) of warrants received by investors in the Company's December, 1996 bridge loan financing, (iv) 5,129 shares issuable upon exercise (at a price of $4.00 per share) of certain other outstanding warrants and (v) 151,463 shares of Common Stock acquired by certain of the Selling Shareholders in private placement offerings. Each share of Preferred Stock is convertible into shares of the Company's Common Stock, at a conversion price equal to 75 percent of the average closing bid price of the Company's Common Stock as reported on the Nasdaq SmallCap Market over a five-day period ending on the day prior to conversion. The Preferred Stock is convertible in 25% increments, at the option of the holder thereof, commencing on the 91st day after the date of issuance and following the end of each 30 day period thereafter for three months. Preferred Stock not converted three years after the date of issuance is automatically converted into Common Stock. The Company will not receive any of the proceeds for the sale of shares by the Selling Shareholders.



     The Common Stock is listed on the Nasdaq SmallCap Market under the symbol "INRS." On September 25, 1997, the last sale price for the Common Stock as reported on the Nasdaq SmallCap Market was $6.875.


     SEE "RISK FACTORS" BEGINNING ON PAGE 3 FOR A DESCRIPTION OF CERTAIN FACTORS WHICH SHOULD BE CONSIDERED BY INVESTORS BEFORE PURCHASING THE SECURITIES OFFERED HEREBY.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                The date of this Prospectus is September 26, 1997.


                             ADDITIONAL INFORMATION

     This Prospectus is part of a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") which the Company has filed with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Securities Act"), relating to the securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is made to the Registration Statement. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to herein are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.


     The Company is subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy and information statements and other information with the Commission. Such reports, proxy and information statements and other information as well as the Registration Statement and Exhibits of which this Prospectus is a part filed by the Company may be inspected and copied at the public reference facilities of the Commission, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549, as well as at the following Regional Offices: 7 World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street--Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Commission by mail at prescribed rates. Requests should be directed to the Commission's Public Reference Section, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549. Material filed by the Company can also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street N.W., Washington, D.C. 20006. The Company is an electronic filer with the Commission pursuant to, and within the meaning of, Rules 101 and 901 of Regulation S-T. The Commission maintains a site on the WorldWide Web that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the Commission's site is: http://www.sec.gov.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission are incorporated in this Prospectus by reference and made a part hereof:

     (i) the Company's Annual Report on Form 10-KSB for the fiscal year ended March 31, 1997.


     (ii) the Company's Quarterly Report on Form 10-Q for the three months ended June 30, 1997.



     (iii) the description of the Company's Common Stock included in its Registration Statement on Form SB-2 (Registration No. 333-14175) under the caption "Description of Securities."


     All documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, subsequent to the date of this Prospectus and prior to the termination of the offering described herein, shall be deemed to be incorporated by reference in this Prospectus from the respective dates those documents are filed. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom a copy of this Prospectus has been delivered, on the written or oral request of such person, a copy of any or all of the documents referred to above which have been, or may be, incorporated in this Prospectus by reference, other than exhibits to such documents. Request for such copies should be directed to Mr. Jeffrey Sjobeck, IntraNet Solutions, Inc., 9625 West 76th Street, Suite 150, Minneapolis, Minnesota 55344.

                                  RISK FACTORS

     Each prospective investor should carefully consider the following factors, among others, prior to purchasing any of the securities offered hereby.


     History of Operating Losses and Accumulated Deficit; Anticipated Future Losses; Limited Operating History. The Company incurred a net loss of $3,748,464 for the year ended March 31, 1997 and a net loss of $852,326 for the quarter ended June 30, 1997. The Company had an accumulated deficit of $4,597,159 at June 30, 1997, and the report issued by the Company's independent accountants on the Company's financial statements as of and for the year ended March 31, 1997 contains an explanatory paragraph relating to the Company's ability to continue as a going concern. The Company intends to continue to make expenditures related to new product introductions, marketing, research and development, regional expansion of its electronic document warehouse/distribution business and administrative infrastructure over the near term. As a result, the Company expects to incur net operating losses through at least the second fiscal quarter of 1998.


     The likelihood of the Company's success must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the establishment of any business. There is no assurance that the Company can operate profitably or that it will successfully implement its expansion plans. Additionally, the Company has only a limited operating history upon which to base an evaluation of its current principal business and prospects. Operating results for future periods are subject to numerous uncertainties, and there can be no assurance that the Company will achieve or sustain profitability on an annual or quarterly basis. The Company's prospects must be considered in light of the risks encountered by businesses in the early stage of development, particularly businesses in new and rapidly evolving markets. Future operating results will depend upon many factors, including the demand for the Company's products, the level of product and price competition, the ability of the Company to develop and market new products and product enhancements, the growth of activity on the Internet, the World Wide Web and private intranet networks, the success of the Company in attracting and retaining motivated and qualified personnel, the ability of the Company to control its costs and general economic conditions. There can be no assurance that the Company will be successful in addressing such risks.

     Significant Capital Requirements; Need for Additional Financing. The Company's capital requirements in connection with its development and marketing activities have been and will continue to be significant. The Company has been dependent upon the proceeds from sales of its securities, as well as various private loans, to fund its development and marketing activities. There can be no assurance that such additional funding will be available on terms attractive to the Company, or at all. Any additional equity financings may be dilutive to shareholders, and additional debt financing, if available, may involve restrictive covenants. Collaborative arrangements may require the Company to relinquish rights to certain of its technologies, products or marketing territories. In the event that the proceeds of the offering and cash flow prove to be insufficient to fund operations (due to a change in the Company's plans or a change or inaccuracy in its assumptions or as a result of unanticipated expenses, technical difficulties, problems or otherwise), the Company would be required to seek additional financing sooner than currently anticipated. The Company has no current arrangement with respect to, or sources of, additional financing. The inability to obtain additional financing when needed, would have a material adverse effect on the Company.

     Uncertainty of Future Operating Results; Fluctuations in Future Operating Results. Prior growth rates in the Company's revenue and operating results are not necessarily indicative of future growth, if any, or of future operating results. The Company's future operating results may vary substantially from quarter to quarter and will depend on many factors, including the level of sales of its proprietary software products and continued expansion of the market for corporate intranets. At its current stage of operations, the Company's quarterly revenues and results of operations may be materially affected by the timing of the development, introduction and market acceptance of the Company's and its competitors' products. Product development and marketing costs are often incurred in periods before any revenues are recognized from the sales of products. Operating expenses are higher during periods in which such product development costs are incurred and marketing efforts are commenced. In addition, the timing of the Company's receipt of significant contracts could add to quarter to quarter variation in operating results. Due to these and other factors, including the general economy, stock market conditions and announcements by the Company or its competitors, the market price of the securities offered hereby may be highly volatile.

     Intense Competition. The markets for business application software and computer software generally are intensely competitive. The Company faces competition from a variety of software vendors, most of whom have substantially greater financial, technical and marketing resources than the Company, and many of the Company's competitors currently marketing products in the document management market are more established than the Company and have the benefits of pre-existing relationships with potential customers and greater name recognition than the Company. The Company also faces indirect competition from other systems integrators, value added resellers and traditional commercial printers. The Company's competitors could introduce products with more features and lower prices than the Company's products, or which render the Company's products obsolete. These companies could also bundle existing or new products with other more established products in order to compete with the Company. Although the Company believes its product features and pricing enable it to compete effectively with respect to such factors, there can be no assurance that the Company will have the financial resources, technical expertise or marketing, distribution or support capabilities to compete successfully in the future.

     Emerging Markets; Dependence Upon Continued Market Expansion. The continued expansion of the Company's business is generally dependent on the continued expansion of the markets for which its products were developed, and specifically dependent upon the continued growth of activity on the Internet, the Web and private intranet networks. The intranet market is a relatively new market and is intensely competitive, highly fragmented and subject to change. As such, the Company's success will continue to be dependent upon a continuation of the trend toward network-based computing environments and the continued willingness of large businesses to reengineer the processes they employ to create, store, manage and distribute data. In addition, the Company's future success is dependent upon the continued expansion of the on-demand printing market. Any factors which have an adverse impact on the continued expansion of these markets generally could have a material adverse impact on the Company.

     Management of Rapid Growth. The Company has experienced rapid growth in revenues, personnel, research and development activities and the general expansion of its business. In addition, the Company's markets have evolved and continue to evolve at a rapid pace. The Company believes that continued growth in the number and breadth of its product lines and services and in its
personnel will be required to maintain its competitive position.   The
Company's growth, coupled with the rapid evolution of its markets, has placed and will continue to place significant strains on its administrative operations and financial resources and will increase the demands placed on its internal systems, procedures and controls. The Company's ability to support, manage and control its continued growth is also dependent upon, among other things, its ability to train, supervise and manage increased personnel. There can be no assurance that the Company's personnel, procedures, staff, internal controls or systems will be adequate to support such growth or that management will be able to achieve the rapid, effective execution of the product and business initiatives necessary to successfully penetrate the markets for the Company's products and services. If the Company is unable to manage future growth effectively, the Company's business, operating results and financial condition will be materially adversely affected.

     Dependence on Narrow Product Line; Technology Risks; Risk of Market Acceptance. To date, the Company has marketed a limited line of its proprietary software products. The Company's future success will depend, to a large extent, on its ability to increase sales from existing products and derive sales from new products. There can be no assurance that the Company will be able to further penetrate the market with its existing products or introduce and gain acceptance of its new products. The market for Internet software products is highly competitive and characterized by rapid innovation and technological change. The Company's products were specifically designed to meet the needs of the document management market, but other companies have also introduced or announced the development of products designed to address the same markets as the Company's products. In addition, technological advances that would make the Company's products less attractive to current and potential customers could adversely impact the business of the Company. The Company's plans with respect to the development of new products are subject to the risks inherent in the development and marketing of complex software products, including the risks that the release of the product may be delayed, errors may be found in the product after its release despite extensive testing, and discovered errors may not be corrected in a timely manner. Further, the commercial success of the Company's products will depend on the willingness of potential customers to perform and accept the use of the Company's products to create, manage and distribute unstructured business-critical data.

     Dependence on Development of New Products. The Company's future success is dependent upon its continued introduction of new software products and its ability to develop enhancements and upgrades to its existing product line. The Company devotes significant resources to research and development and believes it will have sufficient resources to support its research and development efforts; however, the development of new, technologically advanced products is a complex and uncertain process requiring high levels of innovation, as well as the accurate anticipation of technological and market trends. Delays in the introduction or shipment of new or enhanced products, the inability of such products to gain market acceptance or problems associated with new or enhanced products could adversely affect the Company's operating results. The market for the Company's products is characterized by rapidly changing technology, frequent new product introductions and product enhancement and evolving industry standards. The introduction or enhancement of products embodying new technology or the emergence of new industry standards could render the Company's current products, or any other products the Company may develop in the future, obsolete and unmarketable. The Company's ability to anticipate changes in technology, products and industry standards and to successfully develop and introduce new and enhanced products on a timely basis will be a significant factor in the Company's ability to grow and remain competitive. There can be no assurance that the Company will be successful in introducing new products to respond to emerging industry trends, and there can be no assurance that the level of research and development expenses necessary for the Company to remain competitive will be as currently anticipated or that the Company's revenues will be sufficient to cover its research and development costs.

     Dependence Upon Proprietary Technology; Risk of Infringement. The
Company's success is heavily dependent upon proprietary technology. The Company has no patents or pending patent applications. In the absence of significant patent or copyright protection, the Company may be vulnerable to competitors who attempt to develop functionally equivalent products. Although the Company believes that it has all rights necessary to market its products without infringing upon any patents, copyrights or trademarks held by others, there can be no assurance that conflicting patent, copyright or trademark rights do not exist. There can be no assurance that third parties will not claim infringement by the Company with respect to its current or future products.
The Company expects that software product developers will increasingly be subject to infringement claims as the number of products and competitors in the Company's industry segment grows and the functionality of products in different industry segments overlaps. Any such claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays or require the Company to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to the Company or at all, which would have a material adverse effect upon the Company's business, operating results and financial condition. The Company relies upon trade secret protection, confidentiality procedures and contractual provisions to protect its proprietary information. There can be no assurance that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to the Company's trade secrets or disclose such technology, or that the Company can meaningfully protect its trade secrets. The Company has applied for trademark registration for the following marks: Intra.doc!(TM) , INTRANET SOLUTIONS, DOCUMENT REFINERY, WEB REFINERY, and WEB VAULT. There can be no assurance that any trademarks which have been applied for but are not yet issued will be issued. In the absence of trademark protection, the Company may be unable to take advantage of the brand name recognition it is attempting to build. Further, even if all trademarks applied for are issued, there can be no assurance that such trademarks will prove valuable to the Company.

     Dependence Upon Key Vendor Relationships. The Company is materially dependent on Sun Microsystems, Inc. and Interleaf, Inc. for the supply of the hardware and non-proprietary software products sold as part of its systems. Any disruption in the relationship between the Company and either of Sun Microsystems, Inc. or Interleaf, Inc. would have an immediate and material adverse impact on the Company. Although the Company believes that secondary sources are currently available for similar hardware products, there can be no assurance that suitable alternative vendor relationships could be established in a timely manner, if at all. The Company purchased approximately 54%, 68% and 67% of its total product resale requirements from Sun Microsystems, Inc. in each of the fiscal years ended 1995, 1996 and 1997, respectively.

     Dependence on Key Personnel; Need for Additional Employees. The Company is currently greatly dependent on the personal knowledge and experience of Messrs. Olson, Sippl and Sjobeck. The Company believes that its senior management team has knowledge which, due to the Company's relatively small size, is personal to such individuals and has not been institutionalized. As such, the loss of any of these key personnel could be detrimental to the Company. There can be no assurance that the loss of the services of Mr. Olson or any of its executive officers or other key employees would not have a material adverse effect on the Company. To avoid the negative impact which the loss of a senior manager could have on the Company, as well as to achieve its business plan, the Company must hire additional employees at various operational levels. The future development and success of the Company will depend in part upon its ability to attract and retain additional personnel with the highly specialized expertise necessary to provide, engineer, design and support the integration of such products and services. There can be no assurance that the Company will be able to attract or retain such personnel or that the hiring and retention of such personnel will result in the institutionalization of vital information.

     Product Defects and Product Liability. The Company's software products are complex and sophisticated and could from time to time contain design defects or software errors that could be difficult to detect and correct. Errors, bugs or viruses may result in the loss of or the delay in market acceptance or the loss of customer data. The Company's license agreements with its customers typically contain provisions designed to limit the Company's exposure to potential product liability claims; however, it is possible that the limitation of liability provisions contained in the Company's license agreements may not be effective under the laws of certain jurisdictions. Although the Company has not experienced any material adverse effect resulting from any software defects or errors, there can be no assurance that despite testing by the Company and its customers, errors will not be found in new products which could result in a delay or an inability to achieve market acceptance and thus could have a material adverse impact upon the Company's business, operating results or financial condition.

     Former Shareholder Lien.  On July 31, 1995, Technical Publishing
Solutions, Inc., a predecessor in interest to the Company ("TPSI") redeemed 50 percent of the outstanding shares of its common stock from a former shareholder and director for an aggregate redemption price of $200,000. TPSI paid $150,000 of the purchase price in cash and delivered a the balance of the redemption price in the form of a promissory note with a face amount of $50,000. The note requires annual principal payments of approximately $10,000 and matures in August 2000. TPSI and the former shareholder also entered into consulting and non-competition agreements pursuant to which the Company is obligated to make payments of $10,000 per month through August 2000. To secure the purchase price of the redeemed shares and TPSI's monetary obligations under the aforementioned agreements, TPSI granted the former shareholder a security interest in the redeemed shares. As a result of the 1996 merger of TPSI with and into the Company, the Company succeeded to the obligations of TPSI under these agreements. In the event the Company fails to satisfy its monetary obligations under these agreements, the former shareholder may be able to assert a claim of ownership interest in the Company. If the former shareholder is successful in this regard, the value of the shares of Common Stock may be reduced substantially.


     Control by Founder. Mr. Robert F. Olson, the Company's President and Chief Executive Officer, holds approximately 52% of the Company's outstanding Common Stock and will hold approximately 46% of the Company's outstanding Common Stock upon the conversion of all shares of Preferred Stock into shares of Common Stock at a conversion ratio of 1.35 to 1, without giving effect to the exercisability of the Warrants. As such, Mr. Olson is able to exercise control over the business policies and affairs of the Company. Additionally, directors, executive officers and principal shareholders of the Company, and certain of their affiliates, will beneficially own approximately 56% of the Company's outstanding Common Stock upon the conversion of all Shares of Preferred Stock. Accordingly, these persons, individually and as a group, effectively control the Company and can direct its affairs and business, including all determinations with respect to the acquisition or disposition of assets by the Company, future issuances of Common Stock or other securities by the Company, and any dividend payable on the Common Stock. Such concentration of ownership may also have the effect of delaying, deferring or preventing a change in control of the Company. See "Principal Shareholders."



     Effects of Delisting from Nasdaq SmallCap Market; Lack of Liquidity of
Low Priced Stocks. If the Company fails to maintain the qualification for its Common Stock to trade on the Nasdaq SmallCap Market, its securities could be subject to delisting. The Nasdaq Stock Market recently announced increases in the quantitative standards for maintenance of listings on The Nasdaq SmallCap Market. The revised standards for continued listing, which will be applied to the Company beginning in February 1998, include maintenance of any of (x) $2,000,000 of net tangible assets, (y) $35,000,000 of market capitalization of
(z) $500,000 of net income for two of the last three years and the elimination of the requirements to maintain minimum total assets and a minimum capital and
surplus.   In the event the Company is unable to satisfy the continued listing requirements, trading, if any, in the Common Stock would thereafter be conducted in the over-the-counter markets in the so-called "pink sheets" or the National Association of Securities Dealer's "Electronic Bulletin Board." Consequently, the liquidity of the Company's Common Stock would likely be impaired, not only in the number of shares which could be bought and sold, but also through delays in the timing of the transactions, reduction in security analysts' and the news media's coverage if any, of the Company and lower prices for the Company's securities than might otherwise prevail.


     In addition, if the Company's securities were to become delisted from trading on The Nasdaq SmallCap Market and the trading price of such securities were to fall below $5.00 per share, trading in such securities would also be subject to the requirements of certain rules promulgated under the Exchange Act, which require additional disclosure by broker-dealers in connection with any trades involving a stock defined as a penny stock (generally, any non-Nasdaq equity security that has a market price of less than $5.00 per share, subject to certain exceptions). Such rules require the delivery, prior to any penny stock transaction, of a disclosure schedule explaining the penny stock market and the risks associated therewith, and impose various sales practice requirements on broker-dealers who sell penny stock to persons other than established customers and accredited investors (generally institutions). For these types of transactions, the broker-dealer must make a special suitability determination for the purchase and have received the purchaser's written consent to the transaction prior to the sale. The additional burdens imposed upon broker-dealers by such requirements may discourage broker-dealers from effecting transactions in the Common Stock which could severely limit the market liquidity of such Common Stock and the ability of purchasers in this offering to sell their shares of Common Stock in the secondary market.




     Demand and Incidental Registration Rights. Certain shareholders and warrant holders of the Company, including Robert F. Olson, have the right, subject to certain conditions, to participate in future registrations of the Company's equity securities or to demand that the Company register up to approximately 4.9 million shares of Common Stock owned by them as of the date of this Prospectus. Pursuant to these registration rights, if the Company proposes to register any of its Common Stock, other than in certain specified instances, either on its own behalf or for the account of others, such holders are entitled to notice of such proposed registration and must be given the opportunity to participate therein. These demand and incidental registration rights are subject to certain terms and limitations. All such holders have waived their registration rights with respect to this offering.

     Absence of Dividends. The Company has never paid cash dividends on its Common Stock and does not anticipate paying cash dividends in the foreseeable future. Moreover, the Company is prohibited from paying any cash dividends under the terms of its existing credit agreement.


     Shares Eligible for Future Sale. Assuming the conversion of all shares of Preferred Stock into shares of Common Stock at a conversion ratio of 1.35 to one (but without giving effect to the exercise of Warrants), approximately
8.7 million shares of Common Stock will be outstanding. Of the shares outstanding after the conversion of the Preferred Stock, approximately 3.9 million shares of Common Stock will be freely tradable by persons who are not affiliates of the Company and 4.8 million shares will be eligible for public sale under Rule 144, subject in certain cases to volume and manner of sale limitations. The Company is obligated to issue 183,500 shares of Common Stock in the event all the Redeemable Warrants are exercised, all of which shares will be freely tradable without restriction except for volume limitations on
sales by affiliates under Rule 144.   The Company is also obligated to issue
up to 1,588,632 shares of Common Stock in the event all of the Company's privately held, non-redeemable warrants (the "Non-Redeemable Warrants")
are exercised. Of the 1,588,632 shares of Common Stock issuable upon exercise of the Non-Redeemable warrants, 1,313,755 shares will be freely tradable without restriction except for volume limitations on sales by affiliates under
Rule 144.   The Company may issue up to an additional 692,993 shares of Common
Stock under its employee stock option plan. The Company may issue additional options, warrants, or equity securities in the future. The sale, or availability for sale, of substantial amounts of Common Stock in the public market subsequent to this offering, or the perception that such sales could occur, could adversely affect the prevailing market price of the Common Stock and could impair the Company's ability to raise additional capital through the sale of its equity securities.




     Volatility of Stock Price. The market prices of the Company's securities have experienced and may continue to experience substantial volatility. The securities markets have from time to time experienced significant price and volume fluctuations that may be unrelated to the operating performance of particular companies. The market prices of the common stock of many publicly traded technology companies have in the past been, and in the future are expected to be, especially volatile. Announcements of technological innovations or new products by the Company or its competitors, developments or disputes concerning patents or proprietary rights, and economic and other external factors, as well as period-to-period fluctuations in the Company's financial results, may have a significant impact on the market price of the Common Stock.

     Possible Issuances of Preferred Stock; Anti-Takeover Effect of Minnesota Law. Pursuant to the Company's Articles of Incorporation, the Company's shareholders do not have the right to cumulative voting in the election of directors. In addition, the Board of Directors has authority to fix the rights, preferences, privileges and restrictions, including voting rights, of unissued shares of the Company's capital stock and to issue such stock without any further vote or action by the shareholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be created and issued in the future. The issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of the Company. In addition, certain provisions of Minnesota law applicable to the Company could have the effect of discouraging certain attempts to acquire the Company, which could deprive the Company's shareholders of opportunities to sell their shares of Common Stock at prices higher than prevailing market prices and may also have a depressive effect on the market price of the Company's Common Stock.


Note Receivable in Default



     The Company has a note receivable arising from the sale of the MacGregor trademark with an outstanding balance of $570,000 due from Hutch Sports USA, Inc. (Hutch). The entire amount of this note is due and in arrears. The Company commenced an action against Hutch on July 26, 1997 and received a judgment against Hutch on August 22, 1997. On August 29, 1997, the parent company of Hutch, RDM Sports Group, Inc., filed a voluntary petition for Chapter 11 bankruptcy in the United States Bankruptcy Court, Northern District of Georgia.



      The Company is currently exploring its options with respect to the satisfaction of the note. These options include, but are not limited to: 1) petitioning the bankruptcy court to obtain the MacGregor trademark back from Hutch and sell it to a third party in satisfaction of the judgment. 2) obtaining reimbursement from the indemnification escrow provided by the terms of the merger agreement, and 3) pursuing collection through the bankruptcy court.


                                USE OF PROCEEDS

     The Company will not receive any proceeds from the sale of the Common Stock by the Selling Shareholders.

                              SELLING SHAREHOLDERS

     The following table sets forth the number of shares of the Common Stock owned by each Selling Shareholder as of the date hereof and after giving effect to this offering. All Selling Shareholders are accredited investors as that term is defined in Regulation D promulgated under the Securities Act of 1933. The Company will not receive any proceeds from the sale of the Common Stock by the Selling Shareholders.


                                                     Shares                               Shares
                                               Beneficially Owned     Shares to     Beneficially Owned
                                             Prior to the Offering     be Sold      After the Offering
                                            ------------------------   in the      ---------------------
                                              Number     Percentage   Offering      Number    Percentage
                                            -----------  -----------  ---------    ---------  ----------
ProFutures Special Equities Fund, L.P. (1)      352,020         3.7%    352,020          0           *
Professional Edge L.P. (2)                      352,020         3.7%    352,020          0           *
The Perkins Opportunity Fund (3)                254,276         2.7%    164,276     90,000           *
Wayne W. Mills (4)                              409,760         4.3%    179,760    230,000        2.4%
Willow Creek Capital Partners, L.P. (5)         174,340         1.8%    117,340     57,000           *
Larry Arnold (6)                                 46,936            *     46,936          0           *
Wessels, Arnold & Henderson Employee             23,468            *     23,468          0           *
Savings Plan FBO Larry Arnold (7)
Alan Geiwitz (8)                                 46,936            *     46,936          0           *
Troy Jones, Jr. (9)                              11,734            *     11,734          0           *
Michael T. Mulligan (10)                         23,468            *     23,468          0           *
Pyramid Partners, L.P. (11)                     117,340         1.2%    117,340          0           *
Industricorp & Co. FBO 1561000091 (12)           93,872         1.0%     93,872          0           *
Joan E. and James G. Peters Trustees U/A         11,734            *     11,734          0           *
DTD 7-25-96 FBO Joan E. Peters (13)
Daniel S. and Patrice M. Perkins (14)            23,468            *     23,468          0           *
Daniel S. Perkins TTEE U/A DTD 5-12-88           11,734            *     11,734          0           *
FBO Patrice M. Perkins (15)
Patrice M. Perkins TTEE U/A DTD 5-12-88          11,734            *     11,734          0           *
FBO Patrice M. Perkins (16)
Piper Jaffray as Custodian FBO David H.          11,734            *     11,734          0           *
Potter IRA (17)
Wyncrest Capital Inc. (18)                      376,113         3.9%    152,542    223,571        2.3%
Steven J. Harmon (19)                            56,936            *     46,936     10,000           *
Craig C. Avery (20)                              46,936            *     46,936          0           *
GA Partnership (21)                              23,468            *     23,468          0           *
James G. Sippl (22)                              81,734            *     11,734     70,000           *
John Kubinski (23)                               51,017            *     51,017
John Coleman (24)                                79,568            *     21,593
Dale Ragan (25)                                  54,397            *     21,593
John Stapleton (26)                              20,949            *     10,796
William McGee (27)                               41,898            *     21,593
Richard Lockwood                                111,875         1.2%     26,250
Circle F Ventures LLC (28)                      160,000         1.7%    160,000
Hayden R. and LaDonna                            10,000            *     10,000
M. Fleming Revocable Trust (29)
                                            -----------               ---------  ---------
                                              3,113,059               2,204,033    909,026
                                            ===========               =========  =========



*  Less than one percent.



(1) Includes 202,020 shares of Common Stock issuable upon conversion of shares of Preferred Stock at a conversion price of 75 percent of the average closing bid price of the Company's Common Stock over a five-day period ending on the day prior to conversion (assumes a conversion price of $3.7125 per share) and 150,000 shares of Common Stock issuable upon exercise (at a price of $5.18 per share) of Warrants sold in connection with the Preferred Stock issuance.


(2) Includes 202,020 shares of Common Stock issuable upon conversion of shares of Preferred Stock and 150,000 shares of Common Stock issuable upon exercise of Warrants sold in connection with the Preferred Stock issuance.

(3) Includes 94,276 shares of Common Stock issuable upon conversion of shares of Preferred Stock and 70,000 shares of Common Stock issuable upon exercise of Warrants sold in connection with the Preferred Stock issuance.


(4) Includes 101,010 shares of Common Stock issuable upon conversion of shares of Preferred Stock and 75,000 shares of Common Stock issuable upon exercise of Warrants sold in connection with the Preferred Stock issuance. Also includes 29,297 shares issuable upon exercise of certain other warrants and options exercisable within 60 days.


(5) Includes 67,340 shares of Common Stock issuable upon conversion of shares of Preferred Stock and 50,000 shares of Common Stock issuable upon exercise of Warrants sold in connection with the Preferred Stock issuance. Also includes 23,000 shares owned by affiliates of Willow Creek Capital Partners, L.P.

(6) Includes 26,936 shares of Common Stock issuable upon conversion of shares of Preferred Stock and 20,000 shares of Common Stock issuable upon exercise of Warrants sold in connection with the Preferred Stock issuance.

(7) Includes 13,468 shares of Common Stock issuable upon conversion of shares of Preferred Stock and 10,000 shares of Common Stock issuable upon exercise of Warrants sold in connection with the Preferred Stock issuance.

(8) Includes 26,936 shares of Common Stock issuable upon conversion of shares of Preferred Stock and 20,000 shares of Common Stock issuable upon exercise of Warrants sold in connection with the Preferred Stock issuance.

(9) Includes 6,734 shares of Common Stock issuable upon conversion of shares of Preferred Stock and 5,000 shares of Common Stock issuable upon exercise of Warrants sold in connection with the Preferred Stock issuance.

(10) Includes 13,468 shares of Common Stock issuable upon conversion of shares of Preferred Stock and 10,000 shares of Common Stock issuable upon exercise of Warrants sold in connection with the Preferred Stock issuance.

(11) Includes 67,340 shares of Common Stock issuable upon conversion of shares of Preferred Stock and 50,000 shares of Common Stock issuable upon exercise of Warrants sold in connection with the Preferred Stock issuance.

(12) Includes 53,872 shares of Common Stock issuable upon conversion of shares of Preferred Stock and 40,000 shares of Common Stock issuable upon exercise of Warrants sold in connection with the Preferred Stock issuance.

(13) Includes 6,734 shares of Common Stock issuable upon conversion of shares of Preferred Stock and 5,000 shares of Common Stock issuable upon exercise of Warrants sold in connection with the Preferred Stock issuance.

(14) Includes 13,468 shares of Common Stock issuable upon conversion of shares of Preferred Stock and 10,000 shares of Common Stock issuable upon exercise of Warrants sold in connection with the Preferred Stock issuance.

(15) Includes 6,734 shares of Common Stock issuable upon conversion of shares of Preferred Stock and 5,000 shares of Common Stock issuable upon exercise of Warrants sold in connection with the Preferred Stock issuance.

(16) Includes 6,734 shares of Common Stock issuable upon conversion of shares of Preferred Stock and 5,000 shares of Common Stock issuable upon exercise of Warrants sold in connection with the Preferred Stock issuance.

(17) Includes 6,734 shares of Common Stock issuable upon conversion of shares of Preferred Stock and 5,000 shares of Common Stock issuable upon exercise of Warrants sold in connection with the Preferred Stock issuance.



(18) Includes 87,542 shares of Common Stock issuable upon conversion of shares of Preferred Stock and 65,000 shares of Common Stock issuable upon exercise of Warrants sold in connection with the Preferred Stock issuance. Also includes
(i) 42,072 shares of Common Stock issuable upon exercise of other warrants owned by Wyncrest Capital Inc., and (ii) 10,000 shares of Common Stock issuable upon exercise of options owned by Mr. Ronald Eibensteiner, a member of the Company's board of directors and an affiliate of Wyncrest Capital
Inc., which options are exerciseable within the period ending 60 days after the date of this Prospectus.



(19) Includes 26,936 shares of Common Stock issuable upon conversion of shares of Preferred Stock and 20,000 shares of Common Stock issuable upon exercise of Warrants sold in connection with the Preferred Stock issuance.

(20) Includes 26,936 shares of Common Stock issuable upon conversion of shares of Preferred Stock and 20,000 shares of Common Stock issuable upon exercise of Warrants sold in connection with the Preferred Stock issuance.

(21) Includes 13,468 shares of Common Stock issuable upon conversion of shares of Preferred Stock and 10,000 shares of Common Stock issuable upon exercise of Warrants sold in connection with the Preferred Stock issuance.

(22) Includes 6,734 shares of Common Stock issuable upon conversion of shares of Preferred Stock and 5,000 shares of Common Stock issuable upon exercise of Warrants sold in connection with the Preferred Stock issuance. Also includes 70,000 shares of Common Stock issuable upon exercise of options owned by Mr. Sippl, which options are exerciseable within the period ending 60 days after the date of this Prospectus.


(23) Includes 1,379 shares subject to currently exercisible options.



(24) Includes 50,778 shares subject to currently exercisible options.



(25) Includes 13,108 shares of Common Stock issuable upon exercise of warrants.



(26) Includes 6,554 shares of Common Stock issuable upon exercise of warrants.



(27) Includes 13,108 shares of Common Stock issuable upon exercise of warrants.



(28) Includes 160,000 shares of Common Stock issuable upon exercise of warrants.



(29) Includes 10,000 shares of Common Stock issuable upon exercise of warrants.

                              PLAN OF DISTRIBUTION


     An aggregate of 800,000 shares of Series A Convertible Preferred Stock were originally issued to and purchased by certain of the Selling Shareholders at a price of $5.00 per share in connection with a private placement made by the Company. Warrants to purchase up to 800,000 shares of Common Stock at an exercise price of $5.18 per share were issued to purchasers of the Preferred Stock. Each share of Preferred Stock is convertible into shares of Common Stock at a conversion price of 75 percent of the average closing bid price of the Company's Common Stock over the five-day trading period ending on the day prior to conversion (the "Conversion Price"). The Conversion Price may not exceed $3.7125 per share, nor be less than $1.00 per share. At any time after the earlier of (i) the date on which a registration statement relating to the Preferred Stock has been declared effective, or (ii) the opening of business on the ninety-first (91st) day following the date of issuance of the Preferred Stock, 25 percent of the Preferred Stock will become convertible into shares of the Company's Common Stock. Additional 25 percent increments of the Preferred Stock will become available for conversion into Common Stock beginning 30, 60 and 90 days thereafter, respectively. At the expiration of three (3) years from the original date of issuance of the Preferred Stock, the Company will redeem any then outstanding Preferred Stock, payable in shares of Common Stock, or, at the Company's sole option, in cash. Effective upon the Closing Date of a public sale of the Company's equity securities with gross proceeds equal to or in excess of $10,000,000, any then remaining Preferred Stock will be deemed converted into the Company's Common Stock.



     All of the warrants, other than the warrants issued to purchasers of the Series A Convertible Preferred Stock, are exercisable at a price of $4.00 per share.



     This Registration Statement is being filed by, and at the expense of, the Company pursuant to various Registration obligations undertaken by the Company in connection with the sale of securities to the Selling Shareholders.



     The Selling Shareholders and/or their pledgees, donees, transferees or other successors in interest will sell the securities of the Company covered by this Prospectus to the public on the over-the-counter market, or in negotiated transactions, or otherwise, at prices and at terms then obtainable. Brokers-dealers either may act as agents for the Selling Shareholders and/or their pledgees, donees, transferees or other successors in interest for such commissions as may be agreed upon at the time, or may purchase any of the securities covered thereby as principals and thereafter may sell such securities from time to time in the over-the-counter market or in negotiated transactions, or otherwise, at prices and on terms then obtainable.

                                 LEGAL MATTERS

     Certain legal matters in connection with the validity of the securities offered hereby will be passed upon for the Company by Maslon Edelman Borman & Brand, LLP, Minneapolis, Minnesota.

                                    EXPERTS

     The consolidated financial statements of IntraNet Solutions, Inc. for the year ended March 31, 1997 incorporated by reference in this Prospectus and elsewhere in the Registration Statement from IntraNet Solutions, Inc.'s Annual Report on Form 10-KSB for the year ended March 31, 1997 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about the Company's ability to continue as a going concern) included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting an auditing.

     The consolidated financial statements of IntraNet Solutions, Inc. as of March 31, 1996 and for the two years then ended incorporated by reference in this Prospectus and elsewhere in this Registration Statement have been audited by Lund Koehler Cox & Company, PLLP, independent public accountants, as indicated in their report with respect thereto incorporated herein by reference in reliance upon the authority of said firm as experts in giving said report.

NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING MADE HEREBY, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                       _______________________________

                              TABLE OF CONTENTS

Additional information                                  1
Incorporation of certain documents
  by reference                                          2
Risk factors                                            3
Use of proceeds                                         9
Selling shareholders                                    10
Plan of distribution                                    11
Legal matters                                           11
Experts                                                 11


                           INTRANET SOLUTIONS, INC.


                                  2,204,033

                                   SHARES
                                      OF
                                 COMMON STOCK


                            ---------------------

                                  PROSPECTUS

                            ---------------------



                              SEPTEMBER 26, 1997

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14.    OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The estimated expenses in connection with the issuance and distribution of the securities registered hereby, other than underwriting discounts and fees, are set forth in the following table:

         Securities and Exchange Commission
         Registration Fee                     $ 4,261
         Accounting Fees                        2,500
         Nasdaq Listing Fee                     7,500
         Legal Fees and Expenses               10,000
         Miscellaneous                          1,500
                                              -------
         Total                                $25,761
                                              =======


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Company is governed by Minnesota Statutes Chapter 302A. Minnesota Statutes Section 302A.521 provides that a corporation shall indemnify any person made or threatened to be made a party to any proceeding by reason of the former or present official capacity of such person against judgments, penalties, fines, including, without limitation, excise taxes assessed against such person with respect to an employee benefit plan, settlements, and reasonable expenses, including attorney's fees and disbursements, incurred by such person in connection with the proceeding, if, with respect to the acts or omissions of such person complained of in the proceeding, such person has not been indemnified by another organization or employee benefit plan for the same expenses with respect to the same acts or omissions; acted in good faith; received no improper personal benefit and Section 302A.255, if applicable, has been satisfied; in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and in the case of acts or omissions by persons in their official capacity for the corporation, reasonably believed that the conduct was in the best interests of the corporation, or in the case of acts or omissions by persons in their capacity for other organizations, reasonably believed that the conduct was not opposed to the best interests of the corporation. Subdivision 4 of Section 302A.521 of the Minnesota Statutes provides that a company's articles of incorporation or bylaws may prohibit such indemnification or place limits upon the same. The Company's articles and bylaws do not include any such prohibition or limitation. As a result, the Company is bound by the indemnification provisions set forth in Section 302A.521 of the Minnesota Statutes.

     As permitted by Section 302A.251 of the Minnesota Statutes, the Articles of Incorporation of the Company provide that a director shall have no personal liability to the Company and its shareholders for breach of his fiduciary duty as a director, to the fullest extent permitted by law.

ITEM 16. EXHIBITS.




NUMBER   DESCRIPTION
------   -----------

  5      Opinion of Maslon Edelman Borman & Brand, LLP
23(1)    Consent of Ernst & Young LLP
23(2)    Consent of Lund Koehler Cox & Company, PLLP
23(3)    Consent of Maslon Edelman Borman & Brand, LLP (included in Exhibit 5)
  24     Power of Attorney (included on Page II-3)

--------------

ITEM 17.  UNDERTAKINGS.

 (a) The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the Prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                   SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, State of Minnesota, on September 24, 1997.


                                                     INTRANET SOLUTIONS, INC.
                                                     Registrant

                                                     By: /s/ Robert F. Olson
                                                         ----------------------
                                                     Name: Robert F. Olson
                                                     Title: President and Chief
                                                            Executive Officer


                               POWER OF ATTORNEY

     KNOW ALL BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Robert F. Olson and Jeffrey J. Sjobeck, each or either of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and to file the same with all exhibits thereto, and other documents in connection therewith with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his or her substitutes, may lawfully do or cause to be done by virtue thereof.


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below on the 24th day of September, 1997 by the following persons in the capacities indicated:


SIGNATURE                                  TITLE


/s/ Robert F. Olson                        President, Chief Executive Officer
-----------------------------------        (Principal Executive Officer)
Robert F. Olson                            and Chairman of the Board


/s/ Jeffrey J. Sjobeck                     Chief Financial Officer (Chief
-----------------------------------        Financial Officer and Accounting
Jeffrey J. Sjobeck                         Officer) and Director

/s/ Ronald E. Eibensteiner                 Director
-----------------------------------
Ronald E. Eibensteiner

/s/ David Koentopf                         Director
-----------------------------------
David Koentopf

/s/ Henry Fong                             Director
-----------------------------------
Henry Fong

                                 EXHIBIT INDEX





EXHIBIT  DESCRIPTION OF DOCUMENT                              PAGE NO.


   5     Opinion of Maslon Edelman  Borman & Brand, LLP.*


 23(1)   Consent of Ernst & Young LLP.

 23(2)   Consent of Lund Koehler Cox & Company, PLLP

 23(3)   Consent of Maslon Edelman  Borman & Brand, LLP
         (included in Exhibit 5).

  24     Power of Attorney (included on Page II-3).


* Previously filed.













                                     II-5